Vince Forlenza
CEO and Chairman
BD
Filed by CareFusion Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: CareFusion Corporation
(Commission File No. 001-34273)

BD is a company with strong values and a track record of success
Announcement accelerates CareFusion’s plans to build greater scale
New growth opportunities for products in emerging markets and expands global reach by leveraging BD’s international infrastructure
Offers a complete suite of medication management and patient safety solutions
The hard work of CareFusion’s 17,000 employees got us here today
Key Highlights
Key Highlights

BD is a medical technology company that serves healthcare institutions, life science researchers, clinical laboratories, industry and the general public.
Manufactures and sells a broad range of medical supplies, devices, laboratory equipment and diagnostic products
Innovative solutions are focused on improving drug delivery, enhancing the diagnosis of infectious diseases and cancers, supporting the management of diabetes and advancing cellular research
30,000 employees in 50 countries who strive to fulfill the company’s purpose of Helping all people live healthy lives
HQ in Franklin Lakes, New Jersey
Who is BD?
Who is BD?
A Leading Global Medical Technology Company

1897
Company founding
1906
First U.S. syringe and needle factory
1924
First insulin injection device
1942
First penicillin injection device
1949
First evacuated blood collection tube
1952
First sterile disposable device
1954
First disposable syringes for Salk Polio campaign
1962
First mass produced syringes and needles
1968
First automated blood culture system
1972
First fluorescence activated cell sorter
1988
First safety-engineered syringe
1991
First auto-disable syringe
1995
BD Insyte™ Autoguard™ IV Catheter
2002
BD FACSAria™ Cell Sorter
2006
GeneOhm (HAIs) and TriPath (cancer Dx)
2012
KIESTRA Lab Automation
BD Legacy of Health Impact
BD Legacy of Health Impact

Increasing Healthcare Access

Optimizing Patient and Employee Safety

Improving Patient Outcomes and Quality of Care

Lowering the Cost of Healthcare Delivery

2013 WORLD'S MOST ETHICAL COMPANIES
WWW.ETHISPHERE.COM

Dow Jones Sustainability Indexes
Member 2012/13

FORTUNE WORLD'S MOST ADMIRED COMPANIES® 2013

Advancing the quality, accessibility, safety and affordability of healthcare around the world
Long-standing relationships with non-governmental organizations
Social investment includes corporate grants, product donations, volunteer service initiatives and disaster relief programs
Donate time, technical expertise and resources
Associate engagement programs
International volunteer opportunities
Helping all people live healthy lives
Helping all people live healthy lives

118 years of successful legacy in the healthcare industry
More than just a world-class quality medical technology
company
Committed to addressing customer needs and foremost
health priorities around the world
Conclusions
Conclusions

Tom Polen Segment President BD Medical

BD

EMR/Cloud Connectivity
Rowa Robotic Storage/ Dispensing
Cato
PhaSeal Closed System Transfer Device
Cato Pharmacy Workflow Management
Pyxis Automated Dispensing Cabinet
Alaris Infusion Set
Alaris Infusion Pump
Simplist Pre-Filled Syringes
CRISI Intelliport
Insyte Autoguard Peripheral Catheter
PosiFlush Pre-filled Saline Syringe
SmartSite Connector
ChloraPrep Skin Antiseptic
Pyxis Barcoded Medication Administration
SmartWorks Medication Management Data Analytics
MedMined Infection Surveillance
PREPARE
DISPENSE
ADMINISTER
MONITOR

CareFusion Portfolio
BD Portfolio
In Medication Management, Our Combined Portfolios
In Medication Management, Our Combined Portfolios
Provide an End-to-End Solution from Pharmacy to Patient
Provide an End-to-End Solution from Pharmacy to Patient
End-to-End
medication
management
Solution
Reduction in
Costs
Labor
Efficiency
Drug Waste
Inventory
Improvement
in Quality
Smartworks
•
•
Med Errors
Infections
TM

Leading Global Infrastructure enables
accelerated international expansion

BD in Canada
• Established – 1951
• One plant
• 550 BD associates
BD In Japan
• Established - 1971
• One plant
• 600 BD associates
BD in Western Europe
• First location - France - 1952
• Legal Entities in 21 countries
• Ten plants
• 6,000 BD associates
BD in United States
• Established – 1897
• 29 plants
• 12,000 BD associates
BD in Latin America
• First location - Mexico – 1952
• Legal entities in eight countries
• Five plants
• 5,200 BD associates
BD in EMA
• First Location – Dubai, UAE – 1994
• Legal entities in ten countries
• No manufacturing
• 250 BD associates
BD In India
• Established - 1995
• One plant
• 550 BD associates
BD In China
• Established - 1994
• Two plants
• 2,200 BD associates
BD in Asia Pacific
• First location – Australia,1971
• Legal entities in 16 countries
• Five plants
• 4,600 BD associates
Legal Entities
Plant locations
Corporate Office
Emerging Markets
Updated September 2013

Bill Kozy COO BD

Timing
2-4+ months
Key
Activities
First ~30 days Close to 2-3 years
•
Create the integration
architecture and launch
the integration teams
(IMO, value capture and
functional)
•
Develop talent selection,
retention and business
protection approach
•
Initiate baseline creation
and target setting
•
Launch culture
assessment and frequent
communications
•
Develop Day 1/100 plans
•
Develop detailed synergy
ideas and value creation
plans
•
Countdown to close: lock
targets, finalize plans and
prepare for Day 1
•
Leverage culture insights
in org design and Day 1
plans
•
Execute Day 1/100 plans,
onboard employees, track
progress
•
Ensure culture integration
and execute interventions
Phases of integration
Phases of integration
Phase I
Phase II
Listen, engage (and focus
on business momentum)
Jointly plan and
countdown to close
Transition to NewCo
Phase III

Integration project structure
Integration project structure
Value Capture
Advisory Council
Bill Kozy – Chair
Chairman’s Integration
Council
Vince Forlenza – Chair
Bill Kozy – Vice Chair
Function teams
Create NewCo infrastructure
and capture cost synergies
BU/Geographic teams
Capture business value
Issue resolution teams
Resolve targeted issues
Team members drawn from both companies
Integration Management Office
Tom Jaeger – Chair
CareFusion – Vice Chair